June 6, 2008

Jennifer Gowetski
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street Northeast, Mail Stop 4561
Washington, DC 20549

Re:	Systems Management Solutions, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
File No. 000-30803
Filed May 7, 2008

Dear Ms. Gowetski:

We are in receipt of your correspondence of June 4, 2008 concerning additional comments and clarification regarding the Company’s Preliminary Information Statement filed May 7, 2008. Our response to your additional comments is as follows:

Preliminary Information Statement filed May 7, 2008

1.
We note your response to comment 1 of our letter dated May 16, 2008. In your response you indicate that you will provide the address of each holder. Please confirm that you will provide the address of each holder in your definitive materials or remove this reference.

The reference to the addresses was included in error and will therefore be removed in the definitive documents. The following paragraph and table will be added in their entirety, to the section titled General Information on page 3:

The record date established by the board of directors for purposes of determining the number of outstanding shares of voting capital stock was May 9, 2008 (the “Record Date”).  As of the Record Date, there were 30,690,386 shares of Common Stock issued and outstanding. The Common Stock constitutes the only outstanding class of voting securities.  Each share of Common Stock entitles the holder to one (1) vote on all matters submitted to the stockholders. The consenting stockholders are the record and beneficial owners of 18,428,644 shares of Common Stock which represent 60.05% of the issued and outstanding shares of the Company’s voting stock. No consideration was paid for the consent. The names of the consenting stockholders and the number of shares of Common Stock with respect to which such consent was given is as follows:

Ms. Jennifer Gowetski
Securities and Exchange Commission
June 6, 2008

Name of consenting stockholder	Relationship to Registrant	Number of Shares of Stock Voted	Percentage of Outstanding Stock

Eddie Austin, Jr.	Chairman/CEO	2,500,000	8.15%

United Managers Group, Inc.	Shareholder	7,928,644	25.83%

Non-Affiliated Holder #1	Shareholder	1,500,000	4.89%

Non-Affiliated Holder #2	Shareholder	1,500,000	4.89%

Non-Affiliated Holder #3	Shareholder	1,300,000	4.24%

Non-Affiliated Holder #4	Shareholder	1,250,000	4.07%

Non-Affiliated Holder #5	Shareholder	1,250,000	4.07%

Non-Affiliated Holder #6	Shareholder	1,200,000	3.91%

All Voting Stockholders		18,428,644	60.05%

2.
In the table presented in response to comment 1, you address the aggregate holdings of the 6 non-affiliated shareholders. However, in your response, you did not include the percentage of shares that each of the 6 non-affiliated shareholders holds individually. Please tell us the percentage each non-affiliated shareholder owns.

Please see the table included in the response to item 1 above for the percentage of shares held by each of the non-affiliated stockholders.

3.
We note your response to comment 2 of our letter dated May 16, 2008. Please revise the table to include a footnote that states, if true, that Charles Pircher has sole voting power over the shares held by United Manager’s Group, Inc.

The section titled Security Ownership by Certain Beneficial Owners and Management and the table contained therein will be replaced, it their entirety, by the paragraph and table shown below, which have been updated to include the names of those persons with voting power over the shares held by corporate entities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 9, 2008 with respect to the beneficial ownership of shares of the Company’s common stock by (i) each person known to us who beneficially owns more than 5% of the outstanding shares of the Company’s common stock, (ii) each of our Directors, (iii) each of our Executive Officers and (iv) all of our Executive Officers and Directors as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. As of May 9, 2008, there were 30,690,386 shares of the Company’s common stock issued and outstanding:

Ms. Jennifer Gowetski
Securities and Exchange Commission
June 6, 2008

Name and address of beneficial owner	Relationship to Registrant	Number of Shares of Common Stock	Percentage of Common Stock (1)

Eddie Austin, Jr. 4703 Shavano Oak, Ste 104 San Antonio, TX 78249	Chairman/CEO	2,500,000	8.15%

United Managers Group, Inc. Attn: Charles Pircher (2) 4703 Shavano Oak, Ste 104 San Antonio, TX 78249	Shareholder	7,928,644	25.83%

All Officers and Directors as a group (total of 1)		2,500,000	8.15%

(1)
Under Rule 13d-3 promulgated under the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on May 9, 2008.

(2)	It is the Company's belief that Mr. Pircher has sole voting power over the shares held by United Managers Group, Inc.

* * * * *

It is understood by the Company and its management that the Company is solely responsible for the accuracy and adequacy of the Company’s disclosure in its SEC filings and that such accuracy and adequacy must have the utmost attention to detail. It is also understood that SEC staff comments or changes to the Company’s disclosure as a result of such comments does not preclude the SEC from taking further action and that the Company can not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Should you have any further questions please feel free to contact Andrew Farmer at (832) 364-6317 or the undersigned at (832) 778-4450.

Sincerely,

/s/ Eddie Austin, Jr.
Eddie Austin, Jr.
Chairman and CEO